March 19, 2019

Jai Agarwal
Chief Financial Officer, Treasurer, Secretary
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

       Re: Apollo Commercial Real Estate Finance, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 13, 2019
           File No. 001-34452

Dear Mr. Agarwal:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities